UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☑Form 10-Q ☐Form 10-I ☐Form NSAR ☐Form N-CSR

For Period Ended: September 30, 2010

 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR

For the Transition Period Ended:  ___________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NETWORK 1 FINANCIAL GROUP, INC.

Full Name of Registrant

Former Name if Applicable

2 Bridge Avenue, 4th floor

Address of Principal Executive Office (Street and Number)

Red Bank, New Jersey 07701

City, State and Zip Code

PART II— RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite the diligent efforts of Network 1 Financial Group, Inc. (the “Company”), it could not complete the work necessary for the preparation of its Quarterly Report on Form 10-Q (the “Report”) due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report. Accordingly, the Company requests additional time to compile and review all the information necessary to accurately complete the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William R. Hunt, Jr.	(732)	758-9001
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state thereasons why a reasonable estimate of the results cannot be made.

NETWORK 1 FINANCIAL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2010

By:	/s/ William R. Hunt, Jr.
William R. Hunt, Jr.
President

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